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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       CHECKERS DRIVE-IN RESTAURANTS, INC.
                       -----------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   162809-10-7
                                   -----------
                                 (CUSIP NUMBER)

                             Janet S. McCloud, Esq.
          Christensen, Miller Fink, Jacobs, Glaser, Weil & Shapiro, LLP
                      2121 Avenue of the Stars, 18th Floor
                              Los Angeles, CA 90067
                                 (310) 553-3000
                                 --------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               January 9, 1998
                               ----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No.  162809-10-7                                               Page 2 of 4
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
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Rally's Hamburgers, Inc., a Delaware corporation
         I.R.S.  #62-1210077
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                            (b)  [ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS
         N/A

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                            [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

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                           7.  SOLE VOTING POWER
                           19,100,960 shares

NUMBER OF                  ---------------------------------------------------------
SHARES                     8.  SHARED VOTING POWER
BENEFICIALLY               -0-
OWNED BY
EACH                       ---------------------------------------------------------
REPORTING                  9.  SOLE DISPOSITIVE POWER
PERSON                     19,100,960 shares

                           ---------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                           -0-

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,100,960 shares

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                                 [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.2%

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14.      TYPE OF REPORTING PERSON*
         CO


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                                                                     Page 3 of 4

     Reference is hereby made to that certain Statement on Schedule 13D, dated December 18, 1997 (the "Statement"), filed by Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Statement. Unless otherwise indicated herein, the information contained in the Statement remains unchanged. The Statement is hereby amended as follows:

     ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Statement is hereby amended by adding the following:

     On January 9, 1998, Rally's announced that it intends to acquire in open market purchases, from time to time, up to 1,000,000 shares of Common Stock of Checkers. A copy of the press release issued by Rally's is attached hereto as Exhibit A and incorporated herein by this reference. Rally's will continue to evaluate Checkers business and prospects and may determine to acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock owned by it. Except as otherwise described herein or in the Statement, Rally's has no plan or proposal with respect to Checkers which relates to or would result in any of the events set forth in Item 4 (a) through (j) of the Statement.

     On November 22, 1996, Checkers and the CKE Group executed a Registration Rights Agreement pursuant to which, Checkers agreed to register the 20 million shares of Common Stock underlying warrants. The Registration Rights Agreement is filed as Exhibit B hereto and incorporated herein by this reference.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(c) of the Statement is hereby amended by adding the following:

     On January 7, 1998, Rally's purchased 30,000 shares of Common Stock in the open market for $1.05 per share.


     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A    Press Release of Rally's Hamburgers, Inc. dated January 9, 1998.

Exhibit B    Registration Rights Agreement, incorporated by reference to
             Exhibit 99.02 to the Statement on Schedule 13D, dated November 22,
             1996, of CKE Restaurants, Inc. with respect to Checkers Drive-In
             Restaurants, Inc.
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                                   SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



January 9, 1998                              RALLY'S HAMBURGERS, INC.
---------------
    Date





                                             By /s/ James T. Holder
                                               ------------------------
                                                    James T. Holder
                                                    Vice President